UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Boqii Holding Limited (the “Company”) is furnishing this Form 6-K to report that the Company announced that it will release its unaudited financial results for the quarter ended September 30, 2020, before U.S. markets open on Monday, November 16, 2020. The Company’s management will hold an earnings conference call to discuss the financial results at 8:00 AM on Monday, November 16, 2020, U.S. Eastern Time (9:00 PM on Monday, November 16, 2020, Beijing/Hong Kong Time). The conference dial-in numbers can be found in Exhibit 99.1.

Table of Contents

Exhibit
99.1	Press Release Dated November 4, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, the People’s Republic of China.

Boqii Holding Limited

Date:	November 4, 2020	By:	/s/ Yingzhi (Lisa) Tang
			Name:	Yingzhi (Lisa) Tang
			Title:	Director, co-Chief Executive Officer and Chief Financial Officer